EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31
	2015	2014	2013	2012	2011	2010
(In millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$409	$213	$375	$755	$856	$696
Interest and other charges, before reduction for amounts capitalized and deferred	561	1,073	1,016	1,001	1,008	845
Capitalized interest	(37)	(69)	(75)	(72)	(70)	(165)
Provision for income taxes	259	(42)	195	545	566	449
Interest element of rentals charged to income (1)	40	83	96	136	150	151
Earnings as defined	$1,232	$1,258	$1,607	$2,365	$2,510	$1,976

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$561	$1,073	$1,016	$1,001	$1,008	$845
Interest element of rentals charged to income (1)	40	83	96	136	150	151
Fixed charges as defined	$601	$1,156	$1,112	$1,137	$1,158	$996

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.05	1.09	1.45	2.08	2.17	1.98

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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